NEWS RELEASE

June 9, 2005	TSX-V: ARS

Vancouver, B.C. - Augusta Resource Corporation (the “Company”) is pleased to announce that Northern Securities Inc. (“Northern”) has been appointed co-lead agent with Salman Partners Inc. (“Salman”) in the private placement for 2,000,000 units at $2.50 per unit for gross proceeds of $5,000,000 including an over allotment (the “Offering”) further to its news release dated June 8, 2005. Each unit is comprised of one common share and one common share purchase warrant (“Warrant”). Each Warrant entitles the holder to acquire one common share (“Warrant Share”) at a price of $3.00 per Warrant Share for a period of two years.

In connection with the Company’s $6,000,000 convertible debenture financing (the “Debenture”) announced June 2, 2005, the Company has agreed to pay a fee of 6% cash and 218,181 warrants to Northern. Each warrant is exercisable to acquire one common share (“Warrant Share”) at $2.75 per Warrant Share for a period of one year.

The securities being offered in the Offering have not, nor will they be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from the U.S. registration requirements. This release does not constitute an offer for sale of securities in the United States.

The above is subject to receipt of all necessary regulatory and stock exchange approvals.

ON BEHALF OF THE BOARD OF DIRECTORS

“Gil Clausen”
_____________________________
Gil Clausen
President and CEO

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR
FOR DISSEMINATION IN THE UNITED STATES.

No Stock Exchange has approved or disapproved the information contained in this News Release.
For additional information, contact Investor Relations
Suite 400 - 837 West Hastings Street, Vancouver, BC, V6C 3N6
Telephone: 604 687 1717, Facsimile: 604 687 1715, E-mail: info@augustaresource.com